

March 16, 2012

Via E-Mail
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

> **Re:** **Integrated Device Technology, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2011**
> **Filed May 31, 2011**
> **Response dated March 2, 2012**
> **Form 10-Q for Fiscal Quarter Ended January 1, 2012**
> **Filed February 10, 2012**
> **File No. 000-12695**

Dear Mr. Crowley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 3, 2011

Results of Operations, page 26

1. Please expand your response to prior comment 1 to confirm whether any of the types of products that you identify in italics on pages 4 through 7 of your Form 10-K accounted for 10% or more of your revenue during any of the last three fiscal years.

2. We note your response to prior comment 2 that you will quantify, where reasonably possible, the extent of the impact of the individual factors identified. Also, if acquisitions, dispositions or other factors likely affected results materially but you are

unable to quantify the effect, please discuss in your future filings the reasons that you do not know the magnitude of the effect.

Item 11. Executive Compensation, page 79

3.   Please expand your response to prior comment 3 to demonstrate clearly how disclosure of each quantitative and qualitative target that you have not disclosed or that you have disclosed only generally and that was not a future target as of the date of your proxy statement would likely cause substantial competitive harm. Address the targets for each named executive officer.

Item 15. Exhibits and Financial Statement Schedules, page 80

4.   We note your response to prior comment 5; however, Regulation S-K Item 601(b)(3) requires you to file a complete copy of your certificate of incorporation as amended, without requiring investors to assemble your charter from exhibits that you have included in multiple documents. Please file your certificate of incorporation as required by that Item.

5.   Your response to prior comment 7 does not provide a basis for you to include in this 10-K exhibits that have omitted terms. Please revise or provide us your analysis of applicable authority that permits your approach.

Form 10-Q for the Fiscal Quarter Ended January 1, 2012

Results of Operations from Continuing Operations, page 30

6.   Please tell us the reasons for the reductions in demand for some of your products and the increase in demand for others. Were reductions in demand consistent with overall market trends, or are you losing market share? Why? Why were some of your products able to avoid reduced demand? Also, please ensure that your future filings fully address these issues.

7.   We note your response to prior comment 8 and your disclosure in the last paragraph on page 42 regarding natural disasters. Please provide us your analysis of whether your disclosure should discuss or quantify the extent of the indirect impact of the flooding in Thailand on your results of operations.

Risk Factors, page 38

8.   To the extent that recent developments in the supply of and access to rare earth minerals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth minerals by you, your

Richard D. Crowley, Jr.
Integrated Device Technology, Inc.
March 16, 2012
Page 3

suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 if you have questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Vince Tortolano
Vice President, General Counsel